EXHIBIT 99.1

DEFSEC Technologies Inc. Announces Closing of CDN$5.54 Million Private Placement

OTTAWA, ON, Aug. 18, 2026 /CNW/ -- DEFSEC Technologies Inc. (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company") today announced the closing of its previously announced private placement (the "Offering") for the issuance and sale of 1,951,219 common shares in the capital of the Company, no par value per share (each a "Common Share") (or pre-funded warrants (each a "Pre-funded Warrant") in lieu thereof), at a purchase price of CAD$2.84 (US$2.05) per Common Share (or Pre-funded Warrant in lieu thereof) and Common Share purchase warrants to purchase up to an aggregate of 1,951,219 Common Shares (each a "Common Warrant"). Each Common Warrant is immediately exercisable to acquire one Common Share at an exercise price of CDN$3.30 per Common Share for a period of 60 months following the closing of the Offering. Each Pre-funded Warrant is immediately exercisable to acquire one Common Share at a nominal exercise price of CDN$0.001 per Common Share.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

The aggregate gross proceeds from the Offering were approximately CDN$5.54 million (approximately US$4.0 million), before deducting placement agent fees and other offering expenses. DEFSEC intends to use the aggregate net proceeds of the Offering for business and market development, intellectual property protection and registrations and general working capital purposes.

As compensation for services rendered, the Company: (i) paid to H.C. Wainwright & Co., at the closing of the Offering, a cash fee equal to 7.5% of the aggregate gross proceeds of the Offering; and (ii) issued to H.C. Wainwright & Co., or its designees, such number of Common Share purchase warrants to purchase a number of Common Shares equal to 7.5% of the sum of Common Shares and Pre-funded Warrants sold in the Offering (the "Placement Agent Warrants"). Each Placement Agent Warrant will be immediately exercisable to acquire one Common Share at an exercise price of CDN$3.55 per Common Share for a period of 60 months following the closing of the Offering.

The securities offered and sold by DEFSEC in the Offering have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements. Pursuant to a registration rights agreement, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission covering the resale of the unregistered securities issued in the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DEFSEC
DEFSEC (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has a new proprietary less-lethal product line branded PARA SHOT™ with application across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://DEFSECTEC.com/

Forward-Looking Information and Statements
This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this press release include, but are not limited to, statements regarding the intended use of the net proceeds of the Offering. Such statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties. Although DEFSEC's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including general economic and stock market conditions; loss of markets; and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSXV nor its respective Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this press release.

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SOURCE DEFSEC Technologies Inc

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%CIK: 0001889823

For further information: Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, (613) 863-1255; Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer, welsh@defsectec.com, (613) 241-1849 EXT 102

CO: DEFSEC Technologies Inc

CNW 18:09e 18-AUG-26